Prime Acquisition Corp. Announces Signing of Management Agreement with bhn

Company Expects to Close Business Combination Transaction in Second Quarter of 2013

Shijiazhuang, China – May 23, 2013 – Prime Acquisition Corp. (“Prime” or the “Company”) (NASDAQ: Common Stock: “PACQ”, Units: “PACQU”, Warrants: “PACQW”), a special purpose acquisition company, and privately held bhn LLC (“bhn”), the U.S. affiliate of leading financial and strategic advisory boutique bhn S.r.l. in Milan, today announced that they have entered into a Management Agreement, effective May 22, 2013, in connection with the previously announced proposed business combination transaction.

The Management Agreement appoints bhn as the manager that will be responsible for managing the assets of Prime, including but not limited to overseeing the day-to-day operations, selecting additional performing assets to be acquired, negotiating acquisitions, selecting local property management companies, and disposing of the assets.

Ms. Diana Liu, CEO of Prime, stated, “We are very pleased with the progress the Prime and bhn teams have made since the signing of the Letter of Intent in February 2013. We continue working to finalize our initial portfolio of commercial real estate assets, primarily located in Italy, and remain on track to close this transaction during the second quarter of 2013.”

Mr. Marco Prete, founder and chairman of bhn, commented, “We continue to see many opportunities to acquire high-quality commercial real estate assets at historically high yields in Italy and are grateful for Prime’s support throughout this process. We continue working together toward closing the business combination and look forward to keeping investors apprised of our progress in the coming weeks.”

About Prime Acquisition Corp.

Prime Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business.

About bhn LLC

Bhn LLC is the U.S.-based affiliate of bhn S.r.l., a leading financial and strategic advisory boutique based in Milan specializing in mergers and acquisitions, debt management and restructuring, capital markets and real estate. The company focuses primarily on European opportunities in Italy, Spain and Greece.

Prime Acquisition Corp.	Page 2
May 23, 2013

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Prime Acquisition Corp., bhn LLC, and their combined business after completion of the proposed transaction. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Prime’s and bhn’s managements, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

  Continued compliance with government regulations;
  Changing legislation or regulatory environments;
  Requirements or changes affecting the businesses in which bhn is engaged;
  Industry trends, including factors affecting supply and demand;
  Labor and personnel relations;
  Credit risks affecting the combined business’ revenue and profitability;
  Changes in the real estate industry;
  Bhn’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
  Changing interpretations of generally accepted accounting principles;
  General economic conditions; and
  Other relevant risks detailed in Prime’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. Neither Prime nor bhn assumes any obligation to update the information contained in this press release.

Contact Information:

At the Company

Prime Acquisition Corp.

Diana Liu

CEO

dianaliu@primeacq.com

Investor Relations

The Equity Group Inc.
Carolyne Yu	Adam Prior
Senior Associate	Senior Vice President
(212) 836-9610	(212) 836-9606
cyu@equityny.com	aprior@equityny.com